January 14, 2022
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Melissa Kindelan Christine Dietz

Re:
Domo, Inc.
Form 10-K for the annual period ended January 31, 2021
Filed April 1, 2021
Form 10-Q for the quarterly period ended October 31, 2021
Filed December 10, 2021
Form 8-K furnished on December 2, 2021
File No. 001-38553

Dear Ms. Kindelan and Ms. Dietz:

We are responding to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Bruce Felt, Chief Financial Officer of Domo, Inc. (the “Company”), dated December 21, 2021, related to the above referenced filings.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the annual period ended January 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Performance, page 58

1.Revise to include the gross retention rate for the comparable prior period to add context to your discussion.

In response to the Staff’s comment, the Company will, when providing disclosure of gross retention rates for a given period in future filings, also provide disclosure in such filings regarding gross retention for comparable prior periods.

Notes to Consolidated Financial Statements
Note 12. Commitments and Contingencies, page 96

2.Revise to clarify whether you believe there is at least a reasonable possibility that a loss may have been incurred and if so, disclose an estimate of such loss or range of loss or state that such estimate of possible losses cannot be made. Refer to ASC 450-20-50-3.

In response to the Staff’s comment, the Company will ensure in future filings that its contingency-related disclosure complies with the guidance set forth in ASC 450-20. Supplementally, the Company advises the Staff that, with respect to the matters disclosed in the Company’s Form 10-K for the fiscal year ended January 31, 2021, the Company believed that a loss related to such matters was reasonably possible. The Company further notes its disclosure in Note 12 in the consolidated financial statements included in such Form 10-K that “the Company is unable to estimate a range of loss, if any, that could result were there to be an adverse final decision in these cases.”

Form 10-Q for the quarterly period ended October 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Performance, page 28

3.We note that you discontinued disclosing net revenue retention rates in your 2021 Forms 10-Q. Please explain to us why you removed this metric, including why you determined that it was no longer useful to an investor. Refer to Item 303 of Regulation S-K and SEC Release 33-10751.

Historically, the Company has disclosed net revenue retention rates for the previous eight quarters in its annual reports on Form 10-K, but has not included this metric in its quarterly reports on Form 10-Q due to lack of material changes. For the fiscal quarters ended April 30, 2021, July 31, 2021 and October 31, 2021, the Company’s net revenue retention rate was 106%, 107% and 106%, respectively. The Company considers these amounts to be materially consistent with the range of 105 to 106% for the quarters disclosed in Form 10-K for the fiscal year ended January 31, 2021. The Company plans to disclose the quarterly amounts for fiscal 2022, along with the comparable quarterly amounts for fiscal 2021, in its Form 10-K for the fiscal year ending January 31, 2022. If a material change were to occur in a quarterly period subsequent to filing Form 10-K, the Company would add discussion of this metric to its quarterly reports on Form 10-Q for periods where such a change occurred.

Form 8-K furnished on December 2, 2021

Exhibit 99.1, page 9

4.We note your non-GAAP measures Adjusted net cash provided by (used in) operating activities and Free cash flow both include an adjustment for the proceeds from shares issued in connection with employee stock purchase plans. For each measure, please explain to us the basis for including this adjustment, what you are intending to convey and why you believe it useful to investors. Refer to Item 10(e)(1)(i) of Regulation S-K

The Company’s basis for adjusting net cash provided by (used in) operating activities and free cash flow for proceeds from shares issued in connection with its employee stock purchase plan (“ESPP”) is to reflect the non-cash nature of these transactions.

The Company believes that these non-GAAP cash measures are useful because they provide investors with the same information that management uses to consistently evaluate, forecast and measure the Company’s actual cash flows and its ability to achieve and maintain positive cash flows. These metrics are particularly useful because stock issuances related to the Company’s ESPP do not happen every quarter and the amounts are material. Further, the amounts can vary significantly from one issuance to another based on various factors such as employee participation rates, the Company’s common stock price and the number of shares available under the Company’s ESPP.

In response to the Staff’s comment, the Company will clarify the basis and utility of this adjustment in future filings consistent with Item 10(e)(1)(i) of Regulation S-K.

* * *

Please direct any further questions or comments to me at (801) 899-4859.

Sincerely,
/s/ Dan Stevenson
Dan Stevenson
Chief Legal Officer

cc:    Bruce Felt, Chief Financial Officer, Domo, Inc.
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